Exhibit 99.48

Certificate of Continuance Canada Business Corporations Act Certificat de prorogation Loi canadienne sur les sociétés par actions The Valens Company Inc. Corporate name / Dénomination sociale 1213944-8 Corporation number / Numéro de société I HEREBY CERTIFY that the above-named JE CERTIFIE que la société susmentionnée, dont corporation, the articles of continuance of which les clauses de prorogation sont jointes, est are attached, is continued under section 187 of prorogée en vertu de l'article 187 de la Loi the Canada Business Corporations Act (CBCA). canadienne sur les sociétés par actions (LCSA). Raymond Edwards Director / Directeur 2020-06-18 Date of Continuance (YYYY-MM-DD) Date de prorogation (AAAA-MM-JJ)

2 The province or territory in Canada where the registered office is situated La province ou le territoire au Canada où est situé le siège social 4 Restrictions on share transfers Restrictions sur le transfert des actions 6 Restrictions on the business the corporation may carry on Limites imposées à l’activité commerciale de la société 8 Other Provisions Autres dispositions Form 11 Formulaire 11 Articles of Continuance Clauses de prorogation Canada Business Corporations Act (CBCA) (s. 187) Loi canadienne sur les sociétés par actions (LCSA) (art. 187) The Valens Company Inc. ON See attached schedule / Voir l'annexe ci-jointe None. Min. 1 Max. 10 None. Valens GrowWorks Corp. (2) Details of incorporation Détails de la constitution Incorporated under the Companies Act of British Columbia on January 14, 1981. ee attached schedule / Voir l'annexe ci-jointe 9 Declaration: I certify that I am a director or an officer of the company continuing into the CBCA. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société se prorogeant sous le régime de la LCSA. Original signed by / Original signé par Chris Buysen Chris Buysen Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA). Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA). You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049. Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049. IC 3247 (2008/04) 7 (1) If change of name effected, previous name S’il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure 5 Minimum and maximum number of directors Nombre minimal et maximal d’administrateurs 3 The classes and the maximum number of shares that the corporation is authorized to issue Catégories et le nombre maximal d’actions que la société est autorisée à émettre 1 Corporate name Dénomination sociale

Schedule / Annexe

Description of Classes of Shares / Description des catégories d'action

An unlimited number of common shares and an unlimited number of Preferred shares issuable in series. Any classes of shares authorized and unissued prior to continuance shall be deleted in their entirety.

The rights, privileges, restrictions and conditions attaching to the common shares and the Preferred shares issuable in series are as follows:

Section 1 Preferred Shares

The Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions, conditions and designations hereinafter set forth:

(1)                    Issuable in Series

The Preferred Shares may be issued from time to time in one or more series composed of such number of shares and with such preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the directors of the Corporation and confirmed and declared by articles of amendment including, without limiting the generality of the foregoing:

(a)                    the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue, provided always that dividends on each series of Preferred Shares shall be non-cumulative;

(b)                    any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c)                    any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights;

(d)                    any rights upon dissolution, liquidation or winding-up of the Corporation;

(e)                    any voting rights; and

(f)                     any other provisions attaching to any such series of Preferred Shares.

(2)                    Priority

No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Corporation ranking junior to the Preferred Shares.

(3)                    Notices and Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section l of the conditions attaching to the Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Corporation nor shall they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class as provided in the Canada Business Corporations Act) (the “Act”). The holders of the class or a series of Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Corporation to:

(i)                      Increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or

(ii)                     Effect an exchange, reclassification or cancellation of all or part of the shares of such class; or

(iii)                    Create a new class of shares equal or superior to the shares of such class.

(4)                    Purchase for Cancellation

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the directors, such shares are then obtainable but such price or prices shall not in any case exceed the redemption price current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all dividends declared thereon and unpaid. In the case of the purchase for cancellation by private contract, the Corporation shall not be required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor shall it be required to make purchases from holders of Preferred Shares on a pro rata basis.

(5)                    Redemption

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared thereon and unpaid. Before redeeming any Preferred Shares the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption; such notice shall set out the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Corporation shall pay or cause to be paid the redemption price together with all dividends declared thereon and unpaid to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed. In case a part only of the outstanding Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected, at the option of the directors, either by lot in such manner as the directors in their sole discretion shall determine or as nearly as may be pro rata (disregarding fractions) according to the number of Preferred Shares held by each holder. In case a part only of the Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in such notice, the holders of the shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the redemption price of the shares called for redemption, together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

(6)                    Retraction

6.1   Rights of Retraction - Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares and to section 6.2 below, a holder of Preferred Shares shall be entitled to require the Corporation to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the Corporation at the redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the Corporation redeem, shall give notice to the Corporation, which notice shall set out the date on which the Corporation is to redeem, which date shall not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his name redeemed by the Corporation, the number of the holder's shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the "option redemption date". The holder of any Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the option redemption date. Upon delivery to the Corporation of a share certificate or certificates representing the Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the Corporation together with all dividends declared thereon and unpaid, the holders thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof.

6.2   Partial Redemptions - If the redemption by the Corporation on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Preferred Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Preferred Shares not redeemed by the Corporation; the Corporation shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by section 5 of the conditions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then by contrary to any provisions of the Act or any other applicable law, until all of such shares have been redeemed, provided that the Corporation shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in section 5 of the conditions attaching to the Preferred Shares.

(7)                    Liquidation, Dissolution and Winding-up

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

Section 2      Common Shares

Subject to the prior rights of the holders of the Preferred Shares, the rights, privileges, restrictions, conditions attaching to the common shares are as follows:

(1)                    Dividends

Subject to the prior rights of the holders of the Preference shares, the holders of the common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, such dividends as the board of directors of the Corporation may from time to time declare, in their absolute discretion.

(2)                    Liquidation, Dissolution or Winding-up

Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(3)                    Notice and Voting

The holders of the common shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation (except where the holders of a specified class or series are entitled to vote separately as a class or series as provided in the Act) and each common share shall confer the right to 1 vote in person or by proxy at all meetings of shareholders of the Corporation.

Schedule / Annexe

Other Provisions / Autres dispositions

The directors of the Corporation may appoint one or more directors of the Corporation but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation. Any directors of the Corporation appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

2 Address of registered office Adresse du siège social 3 Additional address Autre adresse 4 Members of the board of directors Membres du conseil d’administration Form 2 Formulaire 2 Initial Registered Office Address and First Board of Directors Canada Business Corporations Act (CBCA) (s. 19 and 106) Siège social initial et premier conseil d’administration Loi canadienne sur les sociétés par actions (LCSA) (art. 19 et 106) The Valens Company Inc. 409 King St. W., 5th Floor Toronto ON M5V 1K1 See attached schedule / Voir l’annexe ci-jointe 5 Declaration: I certify that I have relevant knowledge and that I am authorized to sign this form. Déclaration : J’atteste que je possède une connaissance suffisante et que je suis autorisé(e) à signer le présent formulaire. Original signed by / Original signé par Chris Buysen Chris Buysen 1-778-755-0052 Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA). Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA). You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049. Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049. IC 2904 (2008/04) 1 Corporate name Dénomination sociale

Schedule / Annexe

Members of the board of directors / Membres du conseil d’administration

Resident Canadian Résident Canadien

A. Tyler Robson	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Ashely McGrath	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Nitin Kaushal	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Deepak Anand	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Karin A. McCaskill	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Andrew Cockwell	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui

Renee Merrifield	409 King St. W., 5th Floor, Toronto ON M5V 1K1, Canada	Yes / Oui